UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*

                           Auto-Graphics, Inc.
                 ------------------------------------------
                             (Name of Issuer)

                               Common Stock
                 ------------------------------------------
                      (Title of Class of Securities)

                                 052725 10 8
                 ------------------------------------------
                                (CUSIP Number)

                              Daniel E. Luebben
                           Chief Financial Officer
                             Auto-Graphics, Inc.
                             3201 Temple Avenue
                            Costa Mesa, CA 92626
                       (909) 595 - 7204 Extension 499
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             February 7, 2003
                 ------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and
is filing this schedule because of   240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 052725108
         -----------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

.....James R. Yarter

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   N/A
    (b)   N/A

3.  SEC Use Only

4.  Source of Funds (See Instructions) ...PF (Personal Funds)

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e).   N/A

6.  Citizenship or Place of Organization   USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power...327,084 Shares

8.  Shared Voting Power...None.

9.  Sole Dispositive Power...327,084 Shares

10. Shared Dispositive Power.   None.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    327,084 Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) N/A.

13. Percent of Class Represented by Amount in Row (11)...6.7 %.
                                                      --------

14. Type of Reporting Person (See Instructions)   IN (Individual)



ITEM 1.   Security and Issuer

          Common Stock
          Auto-Graphics, Inc.
          3201 Temple Avenue
          Pomona, CA 91768


ITEM 2.   Identity and Background

          (a)   James R. Yarter
          (b)   3201 Temple Avenue
                Pomona, CA 91768
          (c)   Retired, Director of and consultant to Auto-Graphics, Inc.
          (d)   No
          (e)   No
          (f)   USA

ITEM 3.   Source and Amount of Funds or Other Consideration

          Personal Funds - $176,021.40

ITEM 4.   Purpose of Transaction

          Investment Purposes

          (a)   N/A
          (b)   N/A
          (c)   N/A
          (d)   N/A
          (e)   N/A
          (f)   N/A
          (g)   N/A
          (h)   N/A
          (i)   N/A
          (j)   N/A

ITEM 5.   Interest in Securities of the Issuer

          (a)   N/A
          (b)   N/A
          (c)   N/A
          (d)   N/A
          (e)   N/A

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

          The above referenced shares were acquired by the reporting person as part of a settlement of litigation at a price of $0.85 per share when the prevailing market price was $0.37 per share. The issuer expects to issue warrants to purchase additional shares to the reporting party to compensate the reporting party for the purchase of the above shares at a price in excess of fair market value. The specific terms of the arrangement have not been established.

ITEM 7.   Material to be Filed as Exhibits

          None.


                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 2003                         /s/ James R. Yarter
      ---------------------                     -----------------------
                                                James R. Yarter
                                                Director
                                                Auto-Graphics, Inc.